

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 12, 2017

Frank E. Celli
Chairman and Chief Executive Officer
BioHiTech Global, Inc.
80 Red Schoolhouse Road, Suite 101
Chestnut Ridge, NY 10977

>   **Re: BioHiTech Global, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 5, 2017**
>   **File No. 001-36843**

Dear Mr. Celli:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications